Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
dated February 10, 2016
Registration No. 333-205298
Supplementing the Preliminary
Prospectus dated February 10, 2016
and Prospectus dated June 26, 2015

SENIOR HOUSING PROPERTIES TRUST

This information supplements the information contained in the preliminary prospectus supplement dated February 10, 2016 to the Prospectus dated June 26, 2015.

Pricing Term Sheet

$250,000,000 6.25% Senior Notes due 2046

Issuer:	Senior Housing Properties Trust

Expected Ratings: (Moody’s / S&P)*	Baa3 / BBB-

Security Type:	Senior Unsecured Notes

Format:	SEC Registered

Principal Amount:	$250,000,000

Overallotment Option:	$37,500,000

Trade Date:	February 10, 2016

Settlement Date:	February 18, 2016 (T+5)

Maturity Date:	February 1, 2046

Interest Payment Dates:	March 1, June 1, September 1 and December 1, commencing June 1, 2016

Coupon (Interest Rate):	6.25%

Public Offering Price:	$25.00 per Senior Note, plus accrued interest, if any, from the date the Senior Notes are issued, if settlement occurs after that date

Net Proceeds (before expenses and excluding overallotment option):	$242,137,937.50

Underwriting Commission:	$0.7875 per Senior Note for Retail Orders; $7,839,562.50 total; $0.50 per Senior Note for Institutional Orders; $22,500.00 total.

Optional Redemption Provisions:

The Issuer may redeem some or all of the notes at any time and from time to time on or after February 18, 2021 at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Minimum Denominations:	$25.00 and integral multiples of $25.00 in excess thereof

Expected Listing:

The Issuer intends to list the Notes on the New York Stock Exchange under the symbol “SNHO” and expects trading in the Notes on the New York Stock Exchange to begin within 30 days after the Settlement Date.

CUSIP / ISIN:	81721M 307 / US81721M3079

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. RBC Capital Markets, LLC

Lead Manager	Jefferies LLC

Co-Managers	BB&T Capital Markets, a division of BB&T Securities, LLC FBR Capital Markets & Co. Janney Montgomery Scott LLC Oppenheimer & Co. Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities.  Each rating may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and related prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC toll-free 1-866 718-1649; UBS Securities LLC toll-free at 1-888-827-7275; Wells Fargo Securities, LLC toll-free at 1-800-645-3751; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; and RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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